UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

MagnaChip Semiconductor Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

55933J203

(CUSIP Number)

August 15, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IA/PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Avenue Capital Management II GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55933J203	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON* IN/HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 5 (this “Amendment”) to the Schedule 13G filed on February 9, 2012, as amended by Amendment No. 1, filed on February 1, 2013, as subsequently amended by Amendment No. 2, filed on February 28, 2014, as subsequently amended by Amendment No. 3, filed on February 13, 2015, as subsequently amended by Amendment No. 4, filed on February 12, 2016 (the “Schedule 13G”) is being filed on behalf of Avenue Partners, LLC (“Avenue Partners”), Avenue Capital Management II, L.P. (“Avenue Capital Management”), Avenue Capital Management II GenPar, LLC (“Avenue Capital Management GenPar”) and Marc Lasry relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of MagnaChip Semiconductor Corporation, a Delaware corporation (the “Issuer”).

Item 4 of the Schedule 13G is amended and restated in its entirety to read as follows.

Item 4	Ownership.

See cover pages Items 5-11.

As of August 15, 2017, Avenue Capital Management, Avenue Capital Management GenPar and Marc Lasry beneficially own no shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting person(s) has/have ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following box ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2017

AVENUE PARTNERS, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.
By: Avenue Capital Management II GenPar, LLC, its General Partner

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By: /s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry

Exhibits

Exhibit 24	Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1	Agreement of Reporting Person